

Mail Stop 3720

April 21, 2009

Mr. John L. Flynn
Executive Vice President, General Counsel and Corporate Secretary
ICO Global Communications (Holdings) Limited
11700 Plaza America Drive, Suite 1010
Reston, Virginia 20190

> **Re: ICO Global Communications (Holdings) Limited
>   Preliminary Proxy Statement on Schedule 14A
>   Filed April 10, 2009
>   File No. 001-33008**

Dear Mr. Flynn:

We have completed our review of your preliminary proxy statement and have no further comments at this time.

Sincerely,

Celeste Murphy
Legal Branch Chief